EXHIBIT 99.1

VIZSLA SILVER TO ACQUIRE STRATEGIC CLAIMS SURROUNDING PANUCO FROM FRESNILLO PLC

NYSE: VZLA  TSX: VZLA

VANCOUVER, BC, Dec. 18, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has entered into an agreement to acquire from Minera Fresnillo S.A. de C.V., a subsidiary of Fresnillo plc ("Fresnillo") ten claims comprising 2,378 Ha (the "Claims") along the highly prospective Panuco – San Dimas corridor. Seven of these claims (the "Strategic Claims") comprising 1,734 Ha are strategic and occur adjacent to the Panuco project (the "Panuco Project" or "Panuco"), covering prospective areas or potential extensions to veins with known mineralization.

Highlights

  Property package comprised of 2,378 Ha in the highly prospective Panuco – San Dimas corridor.
  Strategic Claims comprised of 1,734 Ha covering highly prospective areas or potential vein extensions.
  The Claims contain various prospective areas or potential extensions to veins with known mineralization.
  Vizsla Silver has agreed to pay US$2,000,000 and issue US$4,000,000 in common shares to Fresnillo as consideration for the Claims.

"With this acquisition, we now have more prospective ground adjacent to our flagship Panuco project to continue exploring," stated Michael Konnert, President and CEO. "The Strategic Claims host past production along a trend of known mineralized structures, several of which are included in the recently announced Panuco Feasibility Study. The acquisition of the Claims provides our team with new high-priority targets, which, pending exploration success, not only have the potential to grow the overall resource base but also bolster mine economics in future mine updates and technical studies."

About the Claims

The Claims comprise ten titled mining claims covering 2,378 Ha (Figure 1) in the emerging silver-gold-rich Panuco – San Dimas corridor with estimated historic production plus current resources and reserves of 1.2-Boz Ag and 15-Moz Au. The Strategic Claims are adjacent to and partially surround the Panuco Project (Figure 2).

The main lithologies identified within the Strategic Claims adjacent to Panuco correspond to the favourable andesite lavas and tuffs with overlying rhyolite tuffs correlative with the Tarahumara formation that were intruded by diorite and granodiorite stocks of the Sinaloa batholitic complex. Additionally, detailed mapping, rock sampling and exploratory drilling suggests that some veins and vein systems within Panuco, such as La Luisa, Cruz Negra, San Dimas, Camelia, La Florida and Cordon del Oro may extend into the Claims.

Furthermore, Vizsla Silver is in the process of expanding its LiDAR survey to cover the Strategic Claims and to start regional recognizance-mapping and rock sampling in highly prospective areas where known mineralization may extend.

Figure 1. Regional map showing Panuco, San Enrique, Santa Fe and the Claims (blue). (CNW Group/Vizsla Silver Corp.)

Figure 2. Panuco district (green) with known vein traces (targets) potentially extending into the Strategic Claims (blue). (CNW Group/Vizsla Silver Corp.)

Terms of the Acquisition

The Company entered into an asset purchase agreement (the "Acquisition Agreement") dated December 17, 2025 with Fresnillo and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V. ("Minera Canam") pursuant to which the Company agreed to acquire, through Minera Canam, all of Fresnillo's right, title and interest in and to the Claims.

Pursuant to the Acquisition Agreement, the Company has agreed to pay US$2,000,000 and issue 854,697 common shares in the capital of the Company (the "Consideration Shares") to Fresnillo. The Consideration Shares are subject to a four-month hold period pursuant to applicable Canadian securities laws.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

About Vizsla Silver and the Panuco Project

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district scale exploration through low-cost means.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans, and objectives.

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's exploration and development plans; the potential growth of the Company's overall resource base and mine economics; the potential for future mine updates and technical studies; and other statements regarding management's plans, strategies, and future operations.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters; the availability of financing on acceptable terms; that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:00e 18-DEC-25